

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2012

Via E-Mail
Douglas F. Bauer
Chief Executive Officer
TRI Pointe Homes, Inc.
19520 Jamboree Road, Suite 200
Irvine, California 92612

> **Re: TRI Pointe Homes, Inc.**
> **Amendment No. 1 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted December 10, 2012**
> **CIK No. 1561680**

Dear Mr. Bauer:

We have reviewed your confidential draft registration statement and have the following comments.

Our Company, page 1

1. On page 2 you disclose that your home sales revenue has grown rapidly from $4.1 million in 2010 to $26.5 million in the last twelve months and have losses in each year since being founded in 2009. Please amend your filing to clarify the twelve month ended period that you are referring to and please disclose the losses for each period.

Contractual Obligations Table, page 64

2. We have read your response to comment 14 of our letter dated December 4, 2012. It remains unclear to us whether the $86.1 million of purchase obligations presented on your contractual obligations table on page 64 includes the remaining purchase price on all land purchase and land option contracts with non-refundable deposits (i.e. the $109. 3 million for land option contracts). Please amend footnote 3 to your table to discuss the composition of the $86.1 million.

Market Opportunity, page 72

3. We note that throughout this section, you have included charts depicting various aspects of the housing market. Some of these are explicitly sourced to John Burns Real Estate Consulting, which has filed a consent to use the use of the data it has prepared for use in the registration statement. However, it appears that a number of other entities are identified as the source of other charts you have included in the registration statement,

and therefore it appears that their written consents should also be filed as exhibits to the registration statements. Please see Rule 436(a) of Regulation C.

<u>Principal Stockholders, page 148</u>

4. We note your response to comment 18 of our letter dated December 4, 2012. Please elaborate on why shares of restricted stock to be received by Messrs. Bauer, Mitchell and Grubbs in connection with the reorganization would be excluded from the table, since we understand that the reorganization will take place prior to completion of the offering. Please also clarify whether the amount to be included or excluded includes any of the shares that they would receive in their capacity as Incentive Unit Holders. If those shares are to be excluded from the table, please explain why, since again, we understand that these shares would also be issued in connection with the reorganization prior to completion of the offering. Please also tell us more specifically what terms of the RSUs to be granted pursuant to the 2013 Long-Term Incentive Plan and the shares underlying options would cause them not to be included in the table.

You may contact Tracey McKoy, Staff Accountant at (202) 551-3772 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc: <u>Via E-Mail</u>
     J. Gerard Cummins, Esq.